SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Banco Espirito Santo Selects & Deploys Actimize, a NICE Systems Company, Brokerage Compliance Market Abuse Solution, Dated October 7, 2009.

99.2	Press Release: Actimize Receives "Strong Positive", Highest Rating Available, in Leading Analyst Firm's Enterprise Fraud Management MarketScope, Dated October 8, 2009.

99.3	Press Release: Beijing Metro, in its Largest Video Safety and Security Project Ever, Expands Implementation of NICE IP Video Solution with Support for Content Analytics, Dated October 12, 2009.

99.4	Press Release: NICE's First Annual Benchmark of Contact Center Business and Technology Trends Highlights Top Investment Priorities: Improving Customer Satisfaction and Efficiency, Dated October 14, 2009.

99.5	Press Release: NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm's 2009 Magic Quadrant for Contact Center Workforce Optimization, Dated October 23, 2009.

99.6	Press Release: Major US Telco Selects NICE's Workforce Management Solution for Improved Operational Efficiency; Deal Worth Over $5 Million, Further Solidifies Company's Leadership in Communications Market, Dated October 27 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel Dated: November 9, 2009

EXHIBIT INDEX

99.1	Press Release: Banco Espirito Santo Selects & Deploys Actimize, a NICE Systems Company, Brokerage Compliance Market Abuse Solution, Dated October 7, 2009.

99.2	Press Release: Actimize Receives "Strong Positive", Highest Rating Available, in Leading Analyst Firm's Enterprise Fraud Management MarketScope, Dated October 8, 2009.

99.3	Press Release: Beijing Metro, in its Largest Video Safety and Security Project Ever, Expands Implementation of NICE IP Video Solution with Support for Content Analytics, Dated October 12, 2009.

99.4	Press Release: NICE's First Annual Benchmark of Contact Center Business and Technology Trends Highlights Top Investment Priorities: Improving Customer Satisfaction and Efficiency, Dated October 14, 2009.

99.5	Press Release: NICE Placed in Leaders Quadrant in Leading Industry Analyst Firm's 2009 Magic Quadrant for Contact Center Workforce Optimization, Dated October 23, 2009.

99.6	Press Release: Major US Telco Selects NICE's Workforce Management Solution for Improved Operational Efficiency; Deal Worth Over $5 Million, Further Solidifies Company's Leadership in Communications Market, Dated October 27 2009.